SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Himax Technologies, Inc.
(Name of Issuer)
Ordinary Shares, par value US$0.3 per share
(Title of Class of Securities)
43289P106
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]       Rule 13d – 1(b)

[_]       Rule 13d – 1(c)

[X]       Rule 13d – 1(d)

SCHEDULE 13G

CUSIP No. 43289P106	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Biing-Seng Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_]
(b)[_]
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
315,322 (See item 4)
	6	SHARED VOTING POWER
71,049,528 (See item 4)
	7	SOLE DISPOSITIVE POWER
315,322 (See item 4)
	8	SHARED DISPOSITIVE POWER
71,049,528 (See item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,364,850 (See item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.7% (See item 4)
12		TYPE OF REPORTING PERSON
IN

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CUSIP No. 43289P106	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sanfair Asia Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_]
(b)[_]
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
51,009,690
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
51,009,690
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,009,690
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.8%
12		TYPE OF REPORTING PERSON
CO

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CUSIP No. 43289P106	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chi-Duan Investment Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_]
(b)[_]
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
20,039,838
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
20,039,838
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,039,838
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%
12		TYPE OF REPORTING PERSON
CO

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Item 1(a).	Name of Issuer.

Himax Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The address of the principal executive offices of Himax Technologies, Inc. is No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, the Republic of China.

Item 2(a).	Name of Person Filing.

Biing-Seng Wu

Sanfair Asia Investments Ltd.

Chi-Duan Investment Co. Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Biing-Seng Wu is No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, the Republic of China.

The address of the principal business office of Sanfair Asia Investments Ltd. is Akara Building, 24 De Castro Street, Wickhams Cat I, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of Chi-Duan Investment Co. Ltd. is 10F, No.1, Xiangyang Rd., Taipei 10046, Taiwan, the Republic of China.

Item 2(c).	Citizenship.

Biing-Seng Wu is a citizen of the Republic of China.

Sanfair Asia Investments Ltd. is incorporated under the laws of the British Virgin Islands.

Chi-Duan Investment Co. Ltd. is incorporated under the laws of the Republic of China.

Item 2(d).	Title of Class of Securities.

Ordinary Shares, par value US$0.3 per Share (the “Shares”).

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Item 2(e).	CUSIP Number.

43289P106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [_]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [_]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [_]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

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Item 4.	Ownership.

(a), (b) and (c)

Biing-Seng Wu directly owns 315,322 Shares, representing approximately 0.1% of the outstanding Shares. Biing-Seng Wu beneficially owns 51,009,690 Shares and 20,039,838 Shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co. Ltd, respectively, both of which are investment companies controlled by Biing-Seng Wu. Biing-Seng Wu therefore may be deemed to have shared power to vote and dispose of 71,049,528 Shares. Accordingly, Biing-Seng Wu may be deemed to beneficially own an aggregate of 71,364,850 Shares, representing approximately 20.7% of the outstanding Shares.

Sanfair Asia Investments Ltd. directly owns and has shared power to vote and dispose of 51,009,690 Shares, representing approximately 14.8% of the outstanding Shares as of December 31, 2017.

Chi-Duan Investment Co. Ltd. directly owns and has shared power to vote and dispose of 20,039,838 Shares, representing approximately 5.8% of the outstanding Shares as of December 31, 2017.

Item 5.	Ownership of Five Percent or Less of the Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2018

By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu

SANFAIR ASIA INVESTMENTS LTD.
By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu
	Title:	Director

CHI-DUAN INVESTMENT CO. LTD.
By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu
	Title:	Director

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Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendment thereto) with respect to the Shares of Himax Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing. In evidence there of, each of the undersigned hereby executed this Agreement on February 1, 2018.

By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu

SANFAIR ASIA INVESTMENTS LTD.
By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu
	Title:	Director

CHI-DUAN INVESTMENT CO. LTD.
By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu
	Title:	Director

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